SECUR **10029068** ION

~~Washington,~~

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response......12.00 | |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67918 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/09_____ AND ENDING_____12/31/09_____

(MM/DD/YY)       (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   Reynolds Advisory Partners, LLC

| OFFICIAL USE ONLY |
|---|

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| FIRM I.D. NO. |
|---|

999 18th Street, Suite 1155N

(No. and Street)

Denver        CO      80202

(City)        (State)     (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas E. Reynolds        720-542-7830

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.

(Name – *if individual, state last, first, middle name*)

650 S. Cherry Street, Suite 1050  Denver   CO   80246

(Address)      (City)    (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __Douglas E. Reynolds__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Reynolds Advisory Partners, LLC__ , as of __December 31__ , 20 __09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

My Commission Expires Nov. 20, 2013

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

REYNOLDS ADVISORY PARTNERS, LLC
(SEC File No. 8-67918)

Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2009 and
the Eight Months Ended December 31, 2008
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control

# HARDING AND HITTESDORF, P.C.

Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com



## INDEPENDENT AUDITORS' REPORT

To The Member
Reynolds Advisory Partners, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Reynolds Advisory Partners, LLC (a limited liability company) as of December 31, 2009 and 2008, and the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2009 and the eight months ended December 31, 2008 that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with audit standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reynolds Advisory Partners, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the year ended December 31, 2009 and the eight months ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Harding Hittesdorf, P.C.*

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

February 21, 2010

# REYNOLDS ADVISORY PARTNERS, LLC

## STATEMENTS OF FINANCIAL CONDITION

### ASSETS

|  | DECEMBER 31, | |
|---|---|---|
|  | 2009 | 2008 |
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ 44,155 | $ 118,584 |
| Prepaid expenses | 3,616 | 3,586 |
| Total Current Assets | 47,771 | 122,170 |
| **PROPERTY AND EQUIPMENT, at cost:** | | |
| Equipment | 33,358 | 33,358 |
| Furniture | 20,320 | 20,320 |
|  | 53,678 | 53,678 |
| Less accumulated depreciation | 25,330 | 7,450 |
| Net property and equipment | 28,348 | 46,228 |
| **OTHER ASSET:** | | |
| Deposit | 7,464 | 7,464 |
| **TOTAL ASSETS** | $ 83,583 | $ 175,862 |

See accompanying notes to financial statements.

## LIABILITY AND MEMBER'S EQUITY

| | DECEMBER 31, | |
| --- | --- | --- |
| | 2009 | 2008 |
| **CURRENT LIABILITY:** | | |
| Accrued rent | $ 9,136 | $ 7,498 |
| | | |
| Total Current Liability | 9,136 | 7,498 |
| | | |
| **MEMBER'S EQUITY** | 74,447 | 168,364 |
| | | |
| **TOTAL LIABILITY AND MEMBER'S EQUITY** | $ 83,583 | $ 175,862 |

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009 AND
THE EIGHT MONTHS ENDED DECEMBER 31, 2008

|  | 2009 | 2008 |
|---|---|---|
| REVENUES: | | |
| Advisory services | $ 205,000 | $ 50,000 |
| | | |
| OPERATING EXPENSES: | | |
| Salaries and benefits | 259,229 | 52,830 |
| Rent | 76,329 | 36,789 |
| Marketing | 41,872 | 2,391 |
| Computer and internet | 38,172 | 20,410 |
| Commissions | 37,500 | 67,342 |
| Travel | 31,660 | 26,037 |
| Depreciation | 17,880 | 7,450 |
| Professional fees | 10,779 | 30,980 |
| Telephone | 10,649 | 5,877 |
| Office expense | 7,947 | 6,286 |
| Repairs and maintenance | 4,775 | 2,145 |
| Insurance | 4,358 | 2,158 |
| Miscellaneous | 3,816 | 598 |
| Printing and reproduction | 2,174 | 4,175 |
| Regulatory fees | 1,777 | 6,168 |
| | | |
| Total operating expenses | 548,917 | 271,636 |
| | | |
| NET LOSS | $ (343,917) | $ (221,636) |

See accompanying notes to financial statements.

# REYNOLDS ADVISORY PARNTERS, LLC

## STATEMENT OF MEMBER'S EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2009 AND THE EIGHT MONTHS ENDED DECEMBER 31, 2008

| | |
|---|---:|
| BALANCE, JANUARY 1, 2008 | $ - |
| Member contribution | 390,000 |
| Net loss | (221,636) |
| BALANCE, DECEMBER 31, 2008 | 168,364 |
| Member contribution | 250,000 |
| Net loss | (343,917) |
| BALANCE, DECEMBER 31, 2009 | $ 74,447 |

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009 AND
THE EIGHT MONTHS ENDED DECEMBER 31, 2008

| | 2009 | 2008 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $ (343,917) | $ (221,636) |
| Adjustments to reconcile net income to net cash used for operations: | | |
| Depreciation | 17,880 | 7,450 |
| Increase (decrease) in cash resulting from changes in: | | |
| Prepaid expenses | (30) | (3,586) |
| Accrued rent | 1,638 | 7,498 |
| NET CASH USED FOR OPERATING ACTIVITIES | (324,429) | (210,274) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Equipment purchased | - | (33,358) |
| Furniture purchased | - | (20,320) |
| Deposit paid | - | (7,464) |
| NET CASH USED FOR INVESTING ACTIVITIES | - | (61,142) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Member contribution | 250,000 | 390,000 |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | 250,000 | 390,000 |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | (74,429) | 118,584 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 118,584 | - |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 44,155 | $ 118,584 |

See accompanying notes to financial statements.

# REYNOLDS ADVISORY PARTNERS, LLC

## NOTES TO FINANCIAL STATEMENTS

## FOR THE YEAR ENDED DECEMBER 31, 2009 AND THE EIGHT MONTHS ENDED DECEMBER 31, 2008

A.    Summary of Significant Accounting Policies

Organization

Reynolds Advisory Partners, LLC (the Company) is a FINRA member Broker/Dealer specializing in mergers and acquisitions, capital raising and related financial advisory services focused on middle market clients nationwide.

Cash and cash equivalents

The Company considers cash in banks and investments with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method using a useful life of 3 to 5 years. Maintenance and repairs are expensed as incurred. Major betterments are capitalized.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the member in its tax return.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

# REYNOLDS ADVISORY PARTNERS, LLC

## NOTES TO FINANCIAL STATEMENTS

### FOR THE YEAR ENDED DECEMBER 31, 2009 AND THE EIGHT MONTHS ENDED DECEMBER 31, 2008

A.    Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recently Issued Accounting Pronouncement Adoption

The Financial Accounting Standards Board (FASB) issued ASB 741.10 *Accounting for Uncertainty in Income Taxes* in June 2006 effective for pass through entities for fiscal years beginning after December 15, 2008. The Company's adoption of ASB 741.10 effective January 1, 2009 had no material effect on the Company's financial position, results of operations or cash flows for the year ended December 31, 2009.

B.    Significant Client

The Company derived significant revenue from four key clients during the year ended December 31, 2009 and one key client during the eight months ended December 31, 2008. However, the makeup of the Company's client base will vary from year to year. Accordingly, an annual concentration in revenue from the same clients is remote.

C.    Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. At December 31, 2009, the Company's net capital was $35,019 and the required net capital was $5,000.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

D.    Commitment

Lease Commitment

In July 2008, the Company entered into a lease agreement for office space. The lease expires September 30, 2011. The Company incurred rent expense of $76,329 in 2009 and $36,789 for the eight months ended December 31, 2008. Future minimum lease payments under the terms of this lease are:

|      |          |
|------|----------|
| 2010 | $ 79,384 |
| 2011 | 61,065   |

SUPPLEMENTARY INFORMATION

# REYNOLDS ADVISORY PARTNERS, LLC

## SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

## DECEMBER 31, 2009

### COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

| | |
|---|---:|
| MEMBER'S EQUITY | $ 74,447 |
| DEDUCTIONS:<br>Nonallowable assets | ( 39,428) |
| NET CAPITAL | $ 35,019 |
| MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3%<br>of aggregate indebtedness or $5,000) | $  5,000 |

### AGGREGATE INDEBTEDNESS

| | |
|---|---:|
| TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS | $  9,136 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | .26:1 |

There is no difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

SCHEDULE I

# REYNOLDS ADVISORY PARTNERS, LLC

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
## FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

## DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (3) of the Rule.

SCHEDULE II

# HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com



February 21, 2010

To The Member
Reynolds Advisory Partners, LLC
Denver, Colorado

In planning and performing our audit of the financial statements of Reynolds Advisory Partners, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and

procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their

regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants



**HARDING AND HITTESDORF, P.C.**

Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246